SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Interest on Equity proposal of R$ 970 million

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that the Company's Board of Directors at its 231st Ordinary Meeting, held on this date, resolved to submit it for approval at the Extraordinary Shareholders' Meeting - ESM, to be held in November 2022, the distribution of dividends, in the form of interest on equity (“JCP”), in the gross amount of R$ 970,000,000.00 (nine hundred and seventy million reais), with payment in 2 installments as follows:

a)	Interest on equity in the amount of R$ 600,000,000.00 (six hundred million reais) with payment to be made on 11.30.2022;
b)	Interest on equity in the amount of R$ 370,000,000.00 (three hundred and seventy million reais) with payment to be made by the end of June 2023, on a date to be set by the annual general meeting held in 2023.

The proposed distribution is in line with the Dividend Policy, which aims to ensure adequate remuneration for its shareholders, preserving the Company's strategic and financial guidelines. There will be no monetary restatement of the amounts credited as interest on equity between the date of declaration and the date of effective payment. The proposal being approved at the ESM, the Company's shares and UNITs will be traded without dividends (“ex-dividend date”) as of November 22, 2022, including.

More details will be available in the Management Proposal and other documents convening the Extraordinary Shareholders' Meeting that will be made available at the Company's headquarters and published on the websites of the Securities and Exchange Commission (CVM), of B3 (the São Paulo Stock Exchange or B3 S.A. – Brasil, Bolsa, Balcão) and Investor Relations of Copel in due course.

Curitiba, October 19, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 19, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.